UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 16, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 March 2023 entitled ‘Vodafone Announces Group Executive Committee Change’.

16 March 2023

VODAFONE ANNOUNCES GROUP EXECUTIVE COMMITTEE CHANGE

Vodafone today announced that Vinod Kumar, CEO of Vodafone Business, will retire from Vodafone effective 31 December 2023 to pursue a portfolio career.

He will continue to lead Vodafone Business until the end of the year with specific focus on driving the development of our Internet of Things activity, including Digital Asset Broker, leading Vodafone’s valued external partnerships and alliances and delivering our growth priorities. His successor will be named in due course.

Vinod joined Vodafone in 2019 and has been an Executive Committee Member since September 2019. Under his leadership Vodafone Business has accelerated its growth serving and supporting businesses of all sizes from large corporations to small and medium enterprises. Vodafone Business has consistently outperformed its large telco peers and expanded its services to businesses across Europe and Africa, in addition to launching platforms like VHub and Digital Asset Broker.

Margherita Della Valle, Vodafone Group Chief Executive said: “We will miss Vinod when he leaves at the end of the year to pursue a portfolio career. I want to thank him for his leadership of Vodafone Business and his continued commitment over the coming months to serve our customers, deliver growth and keep Vodafone Business a strong competitor.”

In the industry, Vodafone Business has been recognised as a leader 8 times by Gartner Magic Quadrant Managed IoT Connectivity Services, Worldwide, and as a leader 4 times by Gartner Magic Quadrant Network Services, Global. In 2022, Vodafone Business was recognised by Gartner Peer Insights Customers’ Choice 2022 for Managed IoT Connectivity Services, Worldwide Network Services, Global.

- ends -

For more information, please contact:

Investor Relations	Media Relations
investors.vodafone.com	vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 20 countries, and partners with mobile networks in 47 more. As of 31 December 2022, we had over 330 million mobile customers, more than 28 million fixed broadband customers, and 21  million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting over 155 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. It is the region’s largest fintech platform, providing access to financial services for more than 58 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 16, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary